Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges and Ratio of Earnings to Combined Fixed Charges and

Preferred Stock Dividends

	Year Ended December 31,
	2009	2010	2011	2012	2013
Earnings:
Loss before income taxes	$(23,648)	$(18,682)	$(25,653)	$(71,135)	$(28,213)
Add Fixed Charges (from below)	526	374	329	225	187

Total earnings (loss) to cover fixed charges	(23,122)	(18,308)	(25,324)	(70,910)	(28,026)

Fixed Charges:
Interest expense	110	—	—	—	—
Interest component of rent expense(1)	416	374	329	225	187

Total fixed charges	526	374	329	225	187

Ratio of earnings to fixed charges(2)	N/A (3)	N/A (3)	N/A (3)	N/A (3)	N/A (3)

(1)	Represents the estimated portion of rental expense from operating leases that is considered by us to be representative of interest.
(2)	We have not had any preferred stock outstanding during the periods presented; therefore, the ratio of earnings to (and the deficiency of earnings available to cover) combined fixed charges and preferred stock dividends is the same as our ratio of earnings to (and the deficiency of earnings available to cover) fixed charges alone.
(3)	Earnings were insufficient to cover fixed charges for each of the periods presented. The amount of the coverage deficiency was $23.6 million, $18.7 million, $25.7 million, $71.1 million and $28.2 million for the years ended December 31, 2009, 2010, 2011, 2012 and 2013, respectively.